July 14, 2010

Via EDGAR

Mr. David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Alliant Techsystems Inc.

Form 10-K for the fiscal year ended March 31, 2010

File No. 001-10582

Dear Mr. Humphrey:

This letter is provided in response to the comments contained in your letter dated June 23, 2010, relating to Alliant Techsystems Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010.  The numbered items below correspond to the numbered comments in your letter, with bold text representing the SEC Staff’s comments.

Form 10-K for the Year Ended March 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Goodwill, page 39

1.     We note that the Company identified 11 reporting units within its reportable segments in your fiscal 2010 impairment testing.  We presume that these 11 reporting units are the 11 divisions described under your three reportable segments as listed on pages 3-5 in the business section.  As you realigned your reportable segments as of the beginning of fiscal 2011 (i.e., April 1, 2010), please tell us if these 11 divisions will still comprise the reporting units tested for goodwill or how such reorganization will impact and change your future impairment testing.  In addition, please specifically tell us whether the “Space Systems Operations” division will still be separately tested for goodwill.  There is material uncertainty with the Administration’s proposed cancellation of NASA’s Constellation space exploration program in 2011; the Space Systems Operations reporting unit had approximately $515 million of goodwill (or almost 50% of total consolidated goodwill); we therefore have concern as to whether this realignment of your segments will change how you test for goodwill impairment and specifically the testing (as previously performed) for the Space Systems Operations.  If your impairment testing for Space Systems Operations will change because of the realignment, please completely and clearly tell us the impact of such change.  As part of your response, please also provide us a chart showing your new reporting structure as divided into 4 reporting segments, and discuss how your reporting unit structure is changing, if at all, in conjunction with the realignment in reporting segments and testing for goodwill impairment.

ATK Response:

The April 1, 2010, operating segment realignment will result in an increase in reportable units from 11 to 12 for purposes of goodwill impairment testing. There will be no impact on the Space Systems Operations division, which will continue to be tested separately for goodwill impairment.

The following chart shows ATK’s fiscal 2011 operating structure compared to the fiscal 2010 presentation:

(1) The Strike Weapons business formerly within the Advanced Weapons division is now included in the Defense Electronics division (formerly called Integrated Systems)

(2) Includes fiscal 2011 acquisition of Blackhawk Industries

(3) Formerly a component of Tactical Propulsion and Controls

ATK follows Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other, which requires that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), for which discrete financial information is available and segment management regularly reviews the operating results of that component.  ATK has defined its reporting units for purposes of the goodwill impairment assessment to be the divisions within the Company’s operating segments, as identified within Item 1 of the Form 10-K, as these divisions represent units one level below the operating segment for which discrete financial information is available and reviewed on a monthly basis by segment management.

Prior to the realignment, ATK had three operating segments: Armament Systems, Mission Systems, and Space Systems, and the Company had identified the 11 divisions within those segments as the reporting units for purposes of its fiscal 2010 goodwill impairment testing.  With the April 1, 2010 realignment, as discussed further in question three below, ATK now has 12 divisions under its four new operating segments.  The changes from the fiscal 2010 structure of reporting units for purposes of impairment testing shown in the table above are as follows:

•      The Strike Weapons business formerly within the Advanced Weapons division has been incorporated into the Defense Electronics division (formerly called Integrated Systems)

•      The Tactical Propulsion and Controls division has been divided into two divisions: Missile Systems and Components, and Propulsion and Controls

•      The April 2010 acquisition of Blackhawk Industries Products Group Unlimited, LLP (“Blackhawk”) is now included within the Tactical Systems division

Consistent with prior years, ATK has identified its divisions as individual reporting units; therefore, the number of reporting units will increase from 11 to 12 in fiscal 2011’s annual goodwill impairment analysis.  There have been no changes to the structure of our reporting units from the prior year other than the minor changes associated with Strike Weapons and dividing Tactical Propulsion and Controls into two divisions. This realignment of our operating segments will have no impact on the Space Systems Operations division, which will continue to be tested separately for goodwill impairment.

Consolidated Income Statement, page 61

2.     Consistent with your separate reporting of receivables (note 5) and revenues (business section) between U.S. Government contracts and Commercial and Other, we encourage and suggest you to expand your consolidated income statement to separately disclose sales and cost of sales for both U.S. Government contracts and Commercial and Other.  In this regard, please note some of the following items about each of these major revenue producing activities that provides a basis for separate reporting.

•      Commercial and Other sales have been significantly increasing in the last three fiscal years from 22% to 31% of consolidated sales with changes in foreign sales appearing to primarily comprise the difference;

•      The significant difference in reflecting revenues for U.S. Government sales on the percentage-of-completion method under a long-term contract basis as compared to commercial and other sales upon delivery and acceptance of products;

•      The significant difference in pricing each major revenue producing activity where the U.S. Government contracts contain incentives, awards and penalties while commercial and other have sales allowances and price discounts;

•      The material difference in recognizing profits with the complexity of the estimation process and more significant issues related to assumptions, risks and uncertainties inherent in the U.S. Government contract accounting model.

As such, we believe this separate disclosure of revenues and cost of sales for both U.S. Government contracts and Commercial and Other provides investors useful and informative disclosure with a more detailed presentation that will afford an analysis of the relative contribution to consolidated gross profit for each of these major revenue producing activities.  Furthermore, this presentation is consistent with the general reporting format for income statement presentation under the guidance in Rules 5-03(1)-(2) of Regulation S-X which prescribes presentation of amounts of revenues and costs applicable to major revenue producing activities.

ATK Response:

We have considered your recommendation to expand our consolidated income statement to separately disclose sales and cost of sales for both U.S. Government contracts and Commercial and Other in response to the guidance identified in Rules 5-03(1)-(2) of Regulation S-X, and we believe it is important to clarify for you the composition of these specific categories, as well as describe to you how we intend to expand our disclosure in future filings.

The Commercial and Other category you refer to in your letter is used in our financial statements to distinguish U.S. Government sales from other customers.  These categories are not intended to distinguish sales recognized under our two revenue recognition methods disclosed in the critical accounting policies within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and Note 1 to the consolidated financial statements of our Annual Report on Form 10-K for fiscal 2010.

During fiscal 2010, approximately 50% of the commercial and foreign customer sales related to long-term contracts with both foreign governments and commercial customers where sales are recognized under the long-term contract method.  These non-U.S. Government contracts have the same types of provisions and considerations as contracts with the U.S. Government, namely pricing structures and a complex estimation process for assumptions, penalties, risks and uncertainties in applying the required accounting treatment for long-term contracts.

The remainder of the commercial and foreign customer category is comprised primarily of sales from the Commercial Products and Tactical Systems divisions which record revenue when there is persuasive evidence that an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured, as disclosed in our revenue recognition policy.  These revenues represented an aggregate of approximately 16% of total external sales in fiscal 2010.  The following chart shows the break-down of fiscal 2010 sales by customer versus sales by revenue recognition method:

In addition to our annual disclosure of sales by customer, we intend to provide in future filings a disclosure within our critical and significant accounting policies similar to the charts above which will clarify the sales by revenue recognition method for the reader.  With this information, investors will easily be able to quantify external sales recorded under the long-term contract method of revenue recognition versus the other method.  We have included as Exhibit 1 to this letter the proposed expanded disclosure discussed above of our revenue recognition policy to be included in applicable future filings.

We acknowledge that revenues that are not generated under the long-term contract methodology have grown over the past few years due to increased customer demand within the Commercial Products division and the Company’s recent acquisition of Eagle Industries in fiscal 2009 and Blackhawk in fiscal 2011.  This growth was a key driver in ATK’s decision to realign its business operations into a four segment structure in fiscal 2011.  As discussed further in our response to question one above, the new Security and Sporting segment consists of the Commercial Products and Tactical Systems divisions, which represent almost all of ATK’s fiscal 2010 external sales that are not recognized under the long-term contract method.  It was our intent to bring together these businesses into one operating segment to allow internal and external users of the financial statements better visibility to the relative contribution to the consolidated gross profit of this component of the revenue stream.  In future filings, a reader will have access to current and historical financial results within both the segment footnote and MD&A for this new operating segment.

We have considered your recommendation to expand our consolidated income statement to separately disclose sales and cost of sales for both U.S. Government contracts and Commercial and foreign customers.  However, we believe that the expanded disclosures discussed above will sufficiently clarify the components of our revenue stream for the reader.  In addition, we do not believe this to be a required disclosure based on the guidance identified in Rules 5-03(1)-(2) of Regulation S-X, nor is it common in the industry.

Note 15 – Operating Segment Information, page 109

3.     In your response, please discuss the facts and circumstances leading to your decision to reorganize your reporting segments.  Include in your discussion how the reports provided and used by the Chief Operating Decision Maker, as defined in FASB ASC 280, have changed and why.

ATK Response:

ATK defines its operating segments in accordance with ACS 280, Segment Reporting, which states that an operating segment is a component of an enterprise that:

•      engages in business activities from which it may earn revenue and incur expenses,

•      whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•      for which discrete financial information is available.

Another consideration for determining a segment is that it has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans by the segment.

For ATK, the operating segments equate to our Groups.  Each Group is led by a Group President who reports directly to our Chief Executive Officer (“CEO”), who is considered ATK’s chief operating decision maker, as defined by ASC 280, as he allocates resources to and assesses the performance of the Company. The primary vehicle for reporting and reviewing the operating results of each Group is through operations review meetings which are held monthly with the CEO, Group management, and other key members of the corporate management team.  These reviews consist of an analysis performed at the Group level of each Group’s sales, income before interest, income taxes and noncontrolling interest (EBIT), and cash flows as compared to prior period results, plan, and forecast, as well as additional analysis of other metrics for the Group, such as safety reporting, environmental reporting, top programs and pursuits, and capital expenditures.  It is the responsibility of each Group President to review his or her divisional results and consolidate the Group information at the total Group level for review by the CEO.

During the fourth quarter of fiscal 2010, the ATK Board of Directors elected a new CEO, Mark W. DeYoung, who made the decision to restructure the ATK business by putting in place a new operating structure that better aligns ATK’s capabilities and resources with its customers and markets and positions the Company for long-term growth and improved profitability.  Effective April 1, 2010, ATK realigned its business structure into four operating groups: Aerospace Systems, Armament Systems, Missile Products, and Security and Sporting.  This realignment is intended to extend ATK’s competitive reach, enhance market agility to deliver on customer expectations of affordable, innovative solutions, and drive growth and shareholder value.

Under the new operating segment structure, Mr. DeYoung has four Group Presidents reporting to him.  The monthly operations reviews now consist of four reports, one presented by each of the Group Presidents, to review results against the prior year, plan, and forecast at the consolidated Group level.  For comparability purposes, the historical information contained within the four reports has been restated to reflect historical results under the new group structure.  The financial and operational content of the reports is largely consistent with presentations to the former CEO under the old structure; however, a few additional operational metrics such as a review of working capital by program, orders to sales profiles, and on-time deliveries have been included to assist Mr. DeYoung in his review of the consolidated Group results.

*****

As requested in your letter, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 952-351-3035 if you have any questions or would like any additional information regarding these matters.

Sincerely,

/s/ John L. Shroyer

John L. Shroyer

Senior Vice President and Chief Financial Officer

Exhibit 1

Proposed expanded disclosures for future filings are marked below using the fiscal 2010 presentation.

Revenue Recognition.

Our sales come primarily from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. As the various U.S. Government customers, including the U.S. Army, NASA, the U.S. Air Force, and the U.S. Navy, make independent purchasing decisions, we do not generally regard the U.S. Government as one customer. Instead, we view each agency as a separate customer.

Fiscal 2010 sales by customer were as follows:

Percent of Sales
Sales to:
U.S. Army	28%
NASA	18%
U.S. Navy	11%
U.S. Air Force	7%
Other U.S. Government customers	5%
Total U.S. Government customers	69%
Commercial and foreign customers	31%
Total	100%

Long-Term Contracts – The majority of ATK’s sales to the U.S. Government and commercial and foreign customers are accounted for as long-term contracts.  Sales under long-term contracts are accounted for under the percentage-of-completion method and include cost-plus and fixed-price contracts. Sales under cost-plus contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion (“cost-to-cost”) or based on results achieved, which usually coincides with customer acceptance (units-of-delivery).  The majority of ATK’s total revenue is accounted for using the cost-to-cost method of accounting.

Profits expected to be realized on contracts are based on management’s estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated gross margin loss is charged to cost of sales.

Contracts may contain provisions to earn incentive and award fees if specified targets are achieved as well as penalty provisions related to performance. Incentive and award fees and penalties that can be reasonably estimated and are probable are recorded over the performance period of the contract. Incentive and award fees that cannot be reasonably estimated are recorded when awarded.

The complexity of the estimation process and all issues related to assumptions, risks, and uncertainties inherent with the application of the cost-to-cost method of accounting affect the amounts reported in ATK’s financial statements. A number of internal and external factors affect the cost of sales estimates, including labor rate and efficiency variances, overhead rate estimates, revised estimates of warranty costs, estimated future material prices, and customer specification and testing requirement changes. If business conditions were different, or if ATK had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in ATK’s financial statements. In the past, ATK’s estimates and assumptions have been materially accurate.

Other Revenue Recognition Methodology - Sales not recognized under the long-term contract method primarily relate to sales within the Security and Sporting group and are recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured. Sales are reduced for allowances and price discounts.

Fiscal 2010 sales by revenue recognition method were as follows:

Percent of Sales
Sales recorded under:
Long-term contracts method	84%
Other method	16%
Total	100%